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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                 SCHEDULE 14D-1

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                               FARAH INCORPORATED
                            (Name of Subject Company)

                      TROPICAL SPORTSWEAR INT'L CORPORATION
                            FOXFIRE ACQUISITION CORP.
                                    (Bidders)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    307387100
                                 (CUSIP Number)

                                  MICHAEL KAGAN
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                      TROPICAL SPORTSWEAR INT'L CORPORATION
                             4902 WEST WATERS AVENUE
                            TAMPA, FLORIDA 33634-1302
                                 (813) 249-4900
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:
                                STEPHEN A. OPLER
                                ALSTON & BIRD LLP
                           1201 WEST PEACHTREE STREET
                           ATLANTA, GEORGIA 30309-3424
                                 (404) 881-7000

                                Page 1 of 2 Pages


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                                  TENDER OFFER

         This Amendment No. 3 to the Schedule 14D-1 relates to the offer by Foxfire Acquisition Corp., a Texas corporation (the "Purchaser") and a wholly owned subsidiary of Tropical Sportswear Int'l Corporation, a Florida corporation ("TSI"), to purchase all of the outstanding shares (the "Shares") of Common Stock, no par value per share (the "Common Stock") of Farah Incorporated, a Texas corporation (the "Company"), at $9.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 8, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which were attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on May 8, 1998, as amended by Amendment No. 1 dated May 19, 1998 and Amendment No. 2 dated May 27, 1998 (the "Schedule 14D-1"). The purpose of this Amendment No. 3 is to amend and supplement Item 10 of the Schedule 14D-1 as described below.


ITEM 10. ADDITIONAL INFORMATION.

         Item 10(f) is hereby amended and supplemented by the following:

         The first paragraph of Section 14 of the Offer to Purchase ("Conditions of the Offer") is hereby amended and restated in its entirety as follows:

         "Notwithstanding any other provision of the Offer, the Purchaser shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of and payment for Shares tendered, if (i) immediately prior to the Expiration Date the Minimum Condition shall not have been satisfied, (ii) any applicable waiting period under the HSR Act shall not have expired or been terminated prior to the expiration of the Offer or (iii) at any time on or after the date of the Merger Agreement and prior to the Expiration Date, any of the following conditions shall exist:"


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  May 28, 1998
                                    FOXFIRE ACQUISITION CORP.
                                    By:  /s/ Micheal Kagan
                                    Michael Kagan
                                    Chief Financial Officer

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 28, 1998

                                    TROPICAL SPORTSWEAR INT'L CORPORATION
                                    By:  /s/ Michael Kagan
                                    Michael Kagan
                                    Executive Vice President and
                                    Chief Financial Officer